AMENDMENT NO. 3 TO AMENDED AND RESTATED MANAGEMENT FEE WAIVER AGREEMENT

This Amendment No. 3 to the Amended and Restated Management Fee Waiver Agreement (the “Fee Waiver Agreement”), dated April 29, 2013, as amended, by and between MetLife Advisers, LLC (the “Adviser”) and Met Investors Series Trust (the “Trust”) on behalf of each series of the Trust listed in Section 1 of the Fee Waiver Agreement (each a “Portfolio,” and collectively, the “Portfolios”), is entered into effective the              day of January 2014.

WHEREAS, the Fee Waiver Agreement modifies the compensation payable to the Adviser by the Portfolios under the Management Agreement dated December 8, 2000, as amended from time to time (“Management Agreement”), pursuant to which the Adviser provides investment management services to each Portfolio for compensation based on the value of the average daily net assets of each Portfolio;

WHEREAS, the Trust and the Adviser desire to make certain changes to the Fee Waiver Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Trust and the Adviser hereby agree that the Fee Waiver Agreement is amended as follows:

1. Section 1 of the Fee Waiver Agreement as it relates to the BlackRock Large Cap Core Portfolio is hereby amended to change the management fee waiver for the period from January             , 2014 to April 27, 2014:

WMC Large Cap Research Portfolio (formerly, BlackRock Large Cap Core Portfolio)	0.625% of first $250 million of such assets, plus 0.600% of such assets over $250 million up to $500 million, plus 0.575% of such assets over $500 million up to $1 billion, plus 0.550% of such assets over $1 billion up to $2 billion, plus 0.500% of such assets over $2 billion

0.555% of first $500 million of such assets, plus 0.530% of such assets over $500 million up to $1 billion, plus 0.505% of such assets over $1 billion up to $21.25 billion, plus 0.500% of such assets over $21.25 billion*

*For purposes of determining the subadvisory fee payable by the Adviser with respect to the Portfolio, the Portfolio’s assets are aggregated with the assets of WMC Balanced Portfolio, a series of Metropolitan Series Fund (the “Fund”) and WMC Core Equity Opportunities Portfolio, also a series of the Fund. A 15% discount is then applied to the aggregate subadvisory fees payable by the Adviser with respect to all three Portfolios. A portion of the savings from the application of the foregoing discount shall be deducted from the management fee payable by the Portfolio to the Adviser pursuant to the Management Agreement.

2. All other terms and conditions of the Fee Waiver Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the              day of January, 2014.

MET INVESTORS SERIES TRUST on behalf of the Portfolios	METLIFE ADVISERS, LLC

By:	By:
Name:	Name:
Title:	Title:

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